2023 REPORT

Invincible Entertainment Corp.


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LETTER

Dear investors,

Thank you for your continued support!

We need your help!

We'd appreciate your support towards our new raise as we look to grow Galxy towards its highest potential!

Sincerely,

Thomas Ashley

Chief Executive Officer

Chief Executive Officer

Winston Wu

COO

How did we do this year?

REPORT CARD



B+

☺ The Good

Galxy Revenue in the 1st quarter of 2024 has doubled 2023figures.

A new monetization deal with YouTube is expected to add significant distribution revenue to the catalog.

New titles added to the catalog in the last quarter of 23 are expected to add to our distribution revenue.

2023 At a Glance

January 1 to December 31





$$$$




$1,171,946 **+23%**
Revenue

-$3,330,967
Net Loss




$135,622 [52%]
Short Term Debt

$0
Raised in 2023



$14,439
Cash on Hand
As of 12/ 8/24

INCOME BALANCE NARRATIVE

● Revenues   ● Profit

$950,999

2024
Revenues: $1,171,946

$1,171,946

-$3,035,028

-$3,330,967

Net Margin: -284%   Gross Margin: 56%   Return on Assets: -15%   Earnings per Share: -$0.27

Revenue per Employee: $195,324   Cash to Assets: 0%   Revenue to Receivables: 211   Debt Ratio: 3%



📄 Invincible_Entertainment_Corp__Financial_Statements___Review_Report_-_Final_executed.pdf

We ❤ Our 165 Investors

Thank You For Believing In Us

Frederick Crawford	Drew Tulchin	Muhd Fadly Mahdar	Daniel Carr	Thelma R. Liverpool	Destiny Herbert
Ty Sharpe	Scott Hinkle	Patrick D Oneal	Scott Paterson	William F. Coleman, III	Charles L Young Jr
Roy G Compton	Phillip Levsky	William Chou	Derrik Oates	Jesse Crider	Nelson Cruz
Jeremy Colon	Derek Edward SLATE	Nathaniel Adams Jr	Shari Johnson	Dr. Johan Nowack	Bruce Collins
Jeff Adams	Helen Cholewinski	Luckson Stieglitz	Andrew Isaac	Harshkumar Patel	Beatrice POTONY
Robert A Brown	Douglas Schuttenberg	Paul Kapsar	Muthu SANKARAN	Trina Times	Selendra Barefield
Tonia Hewitt	Richard Clement	Alexander Clarence...	Jarret L Chaney	Paul Rashid	Barbara and Jeff...
Marlo Richardson	Forrest Rawls	Rodney Williams	Shelley Cartee	Maria Boikanyo	Scott Paul Guilfoyle
Grisheld Bishop	Dustin Carrel	Kerr Lordygan	James R. Cunningham	Anthony Hand	Adrian Najar
Tawfiq M Alkilani	Fawna Vanrain	Moses Gonzales	Cathy Villalobos	Benjamin Charbit	Vincent Frazier
Danielle Ashley	Jorge Damian Pineda...	Richard Meadows	Angel Abascal	Ryan Reece	Juliao Apaixonado
Eric Pratama...	Bob Rainey	Fernando Lazo	Zachary Rudolph	Zindoga Choruma	Frank Priefler
Richard Todd	Christopher Hajjar	Russ DeWolfe	Lucas Lee	Yolanda Sullivan	Katherine Karr
Tammy Takacs	Rainer Filthaut	Greg Parker	Ron Denzel	Edward Kelly Medlock	Rudy Santos
Vibhor Agrawal	Rajesh Setty	Mailei Murphy	Steve Tersigni	Justin Cody Edkins	Joe Sanders
Arnold Rudnick	Christopher Miller	Ronald D Campbell II	Fernando Fernandez	Randolph Thompson	Rushil Choksi
Tyrone Evans	Robert Feiner	William Van Opstal	Bankole Segun Dele	John R Mason	Christopher Demanski
Jeffery McNabb	Scott M. Sidner	Jim Palmieri	Igor Anosin	Michael Kane Sr.	Melvin Harrison
N J	Ty'kisha Jones	Linoy Mathew	Tonya Newton	Joseph Park	Harmanjit Katoch
Joseph Edward White	Lucas Selvidge	Robert Evans	Gregory Billings	Sandy Toth	Michael Riggins
Ryan Hood	Trusha Navalkar	Khris Persaud	Jihua Ren	Edward Weaver	La Tonya Bell
Nikhil Nandkumar	Edward Zeldovich	Nicholas Belasco	Cedric Mitchell	Kriti MALHOTRA	Derrick J Loris
Tareq Melfi Alrowaili	Gratien YEHOUN	Paul Lee	Troy BRYANT	Nichole Driver	Stephen Lehman

Thank You!

From the Invincible Entertainment Corp. Team



Thomas Ashley [in]

Chief Executive Officer

Media and Technology executive and entrepreneur with over 20 years' experience in the motion picture distribution and technology industries. "Invincible is not the...



Winston Wu [in]

Chief Operating Officer

Former Director of M&A and Corporate Finance at UBS Investment Bank. MBA, the Wharton School of Business,...



Bob Lowery

Board Member/Acquisitions & Originals

20 years' experience in the development of feature film, episodic television, advertising and network promotion sector...

Details

The Board of Directors

Director	Occupation	Joined

Thomas Ashley	CEO @ Invincible Entertainment		2014
Winston Wu	COO @ Invincible Entertainment		2022

Officers

Officer	Title	Joined
Thomas Ashley	CEO	2014
Winston Wu	COO	2022

Voting Power ?

Holder	Securities Held	Voting Power
Thomas Ashley	4,920,300 Class A Preferred Shares	57.1%
BR-CFL LLC	4,900,000 2,450,000 Class A Preferred Shares and 2,450,000 Common Shares	31.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2014	$599,000	Preferred Stock	Section 4(a)(2)
12/2020	$20,846,276		Section 4(a)(2)
05/2022	$50,000		Section 4(a)(2)
05/2022	$190,915		4(a)(6)
06/2022	$100,000	Preferred Stock	Section 4(a)(2)
08/2022	$6,000,000	Common Stock	Section 4(a)(2)
08/2022	$110,300		Section 4(a)(2)
05/2023	$500,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Vantage Capital ?	05/02/2022	$50,000	$0 ?	11.5%	11/02/2024	
U.S. Small Business Administration ?	08/30/2022	$110,300	$110,538 ?	3.75%	07/15/2050	Yes
Red Stripe Plane Group, LLC ?	05/11/2023	$500,000	$500,000 ?	13.5%	05/11/2026	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount)	Securities (or Amount)	Voting Rights

	Authorized	Outstanding	Rights
Preferred A	9,000,000	8,127,459	Yes
Common	10,000,000	3,940,780	Yes
Preferred B	1,000,000	325,158	Yes

Warrants: 0
Options: 631

Form C Risks:

Failure to meet targeted monthly streaming hours or ad revenues falling below our targeted minimum CPM's could negatively effect our projected linear FAST (Free Ad Supported Streaming Television) Channel Revenues.

Delays due to technical issues or development challenges may push timeframes back resulting in changes to our revenue forecasts.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Failure to secure direct ad sales and sponsorships could affect our ability to create new programming which could negatively effect our audience engagement and revenues.

An inability to close on targeted strategic acquisitions could negatively impact our growth and revenue projections.

Failure of any of our new release acquisitions to find commercial success, could result in a loss of revenues.

COVID-19 and future similar incidents can materially impact our business. It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Invincible Entertainment Corp.

Delaware Corporation
Organized August 2022
6 employees
408 E Fourth St, Suite 300
Bridgeport PA 19045 http://www.invincibleent.com

Business Description

Refer to the Invincible Entertainment Corp. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Invincible Entertainment Corp. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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